UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  EMVELCO CORP.
                     (formerly Euroweb International Corp.)
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    29247A109
                                 (CUSIP Number)

                                KSD PACIFIC, LLC
                           c/o Elliot H. Lutzker, Esq.
                               Phillips Nizer LLP
                 666 Fifth Avenue, New York, New York 10103-0084
                                 (212) 977-9700
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 21, 2007
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  29247A109


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

     CORCYRA d.o.o. - None
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Croatia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*See following page

CUSIP No.  29247A109


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

     KSD Pacific, LLC - 20-5478852
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,326,043*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,326,043*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,326,043*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.5% (Based on an outstanding number of shares of common stock of 4,698,944 as of May 30, 2007.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

* See following page

CUSIP No.  29247A109


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

     Yossi Attia - None
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States and Israel (dual citizenship).
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    50,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,326,043*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           50,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,326,043*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,376,043*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.5% (Based on an outstanding number of shares of common stock of 4,698,944 as of May 30, 2007.)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

* See following page

* This Amendment No. 4 amends and supplements Items 1-7 of the Statement on
Schedule 13D, as amended, filed by Corcyra d.o.o., a Croatia company, ("CORCYRA"), KSD Pacific, LLC, a Nevada corporation ("KSD"), and Yossi Attia, a United States and Israeli citizen (the "Reporting Persons"), with respect to the shares of common stock, par value $.001 per share (the "Common Stock") of Emvelco Corp., formerly known as Euroweb International Corp., a Delaware corporation ("Emvelco"). This is an exit filing for CORCYRA.

Pursuant to the Stock Purchase Agreement dated as of January 28, 2005 (the "Purchase Agreement"), by and between CORCYRA d.o.o. ("CORCYRA") and KPN Telecom B.V. ("KPN"), CORCYRA acquired from KPN, 289,855 shares of common stock of Euroweb International Corp., now known as Emvelco Corp. (the "Issuer"). Subsequently, the parties entered into Amendment No. 1 (the "Amended Purchase Agreement") dated as of April 28, 2006, to the Purchase Agreement. In accordance with the terms of the Amended Purchase Agreement, 434,783 shares of the Remaining Stock was purchased by CORCYRA from KPN paying approximately $3.45 per share. Pursuant to Amendment No. 2, dated as of December 1, 2006, to the KPN Purchase Agreement ("Second Amended Purchase Agreement"), CORCYRA and KPN agreed to split the purchase of the remaining 1,601,405 shares of Common Stock into two tranches rather than purchasing all of the remaining stock in one tranche. In accordance with the terms of the Second Amended Purchase Agreement, 781,006 shares of the Remaining Stock was purchased by CORCYRA from KPN on December 1, 2006 paying approximately $3.85 per share or an aggregate of $3,000,000. The balance of the Remaining Stock of 820,399 shares (the "Final Shares") is currently held in escrow and is scheduled to be purchased by CORCYRA from KPN on or before July 2, 2007.

As set forth in Amendment Nos. 2 and 3 to this Schedule 13D, KSD Pacific, LLC, a Nevada limited liability company ("KSD") purchased from Moshe Har Adir all of the issued and outstanding shares of capital stock of CORCYRA in exchange for $10,830,377. Yossi Attia, sole officer and director of CORCYRA and sole member of KSD is chief executive officer and a director of the Issuer.

On June 21, 2007, Mr. Yossi Attia transferred the 1,505,644 shares of common stock held and registered in the name of CORCYRA to KSD Pacific, LLC and shall similarly transfer the remaining 820,399 shares of common stock upon attaining possession pursuant to the terms of the Purchase Agreement, as amended, and shall execute all documents necessary to effectuate such transfer, including stock powers (the "Transfer"). In connection therewith, this Amendment No. 4 to the Schedule 13D is being filed to reflect the removal of CORCYRA as a reporting person with respect to the securities listed herein. This Transfer is a name change only and does not result in a change of beneficial ownership pursuant to Rule 13d-3, promulgated under the Securities Exchange Act of 1934, as amended. Accordingly, pursuant to Rule 13d-3(d)(1), this Schedule 13D, as amended, reports beneficial ownership of 49.5% or 2,326,043 shares, consisting of the 1,505,644 shares that KSD now holds as a result of the Transfer (representing about 32% of the Issuer's issued and outstanding shares as of May 30, 2007) and the 820,399 shares to be acquired by KSD through its ownership of CORCYRA.

Item 1. Security and Issuer.

      This statement on Schedule 13D, as amended (this "Statement") relates to the common stock, par value $.001 per share ("Common Stock") of Emvelco Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 468 North Camden Drive, Suite 315, Beverly Hills, CA 90210.

Item 2. Identity and Background.

      (a) This Statement is being filed by KSD Pacific, LLC ("KSD"), Corcyra d.o.o. ("CORCYRA"), and Yossi Attia ("Mr. Attia") (the sole member of KSD and the sole officer and director of CORCYRA).

      (b) The business address of KSD is: 6327 W. 67th Street, Los Angeles, CA 90048. The business address of CORCYRA is: Valdabeckiput 118, Pula, Croatia 52100. The business address of Mr. Attia is: 1061 1/2 N. Spaulding Avenue, West Hollywood, CA 90046.

      (c) KSD is currently a limited liability company with its principal business as real estate. CORCYRA is currently a designated single asset company and is reviewing opportunities to merge or acquire one or more ongoing entities in order to maximize its resources. KSD is the sole owner of CORCYRA and Mr. Attia is the sole officer and director of CORCYRA and sole member of KSD; Mr. Attia is employed by the Issuer in a business that is unrelated to KSD's or CORCYRA's business other than with respect to its ownership of KSD or CORCYRA. Mr. Attia is chief executive officer and a director of the Issuer.

      (d)-(e) Neither KSD, CORCYRA, nor Mr. Attia has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) KSD is a Nevada corporation. CORCYRA is a Croatia company. Mr. Attia is a citizen of the United States and Israel and resides in California.

Item 3. Source and Amount of Funds or Other Consideration.

      On June 21, 2007, Mr. Yossi Attia transferred the common stock held and registered in the name of CORCYRA d.o.o.into the name of KSD Pacific, LLC. This was a "cashless" transfer, as only the record holder of the common stock was changed from CORCYRA d.o.o to KSD Pacific, LLC. As KSD has and continues to own and control all of the capital stock of CORCYRA prior to and following the Transfer, the Transfer does not constitute a change in beneficial ownership pursuant to Rule 13d-3, promulgated under the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction.

      The purpose of this Statement is to report a change in the registration of the common stock of the Issuer's principal shareholder, described as the Transfer in this Amendment No. 4 to the Schedule 13D. For the avoidance of doubt, the Transfer shall not constitute a change in beneficial ownership in accordance with Rule 13d-3, promulgated under the Securities Exchange Act of 1934, as amended.

      The Final Shares are being held in escrow pursuant to an Escrow Agreement, dated as of January 28, 2005, by and between KPN, CORCYRA and JPMorgan Chase Bank N.A. (the "Escrow Agreement") as last amended pursuant to Amendment No. 2 (the Escrow Amendment) dated as of December 1, 2006 to the Escrow Agreement, copies of which are attached hereto as Exhibits 4 and 10, respectively, until the Final Closing Purchase Price is paid in full upon satisfaction of the closing conditions contained in the Purchase Agreement, as amended, or until the Purchase Agreement, as amended, is otherwise terminated in accordance with its terms. See Item 6 of this Schedule for a description of voting rights with respect to the Final Shares.

      References to, and descriptions of, the Purchase Agreement, as amended, and the Escrow Agreement, as amended, as set forth herein are qualified in their entirety by reference to the copy of such documents, respectively, included as Exhibits to this Schedule, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

      (a) Pursuant to the Purchase Agreement and the Amended Purchase Agreement, CORCYRA acquired, and held directly approximately 32% or 1,505,644 shares of Common Stock of the Issuer prior to the Transfer. Mr. Yossi Attia has indirect beneficial ownership of the shares of Common Stock of the Issuer that are directly beneficially owned by KSD following the Transfer. Pursuant to the Second Amended Purchase Agreement, CORCYRA has agreed to purchase KPN's remaining 820,399 shares of Common Stock of the Issuer on July 2, 2007. Accordingly, pursuant to Rule 13d-3(d)(1), this Statement reports beneficial ownership of 49.5% or 2,326,043 shares, consisting of the 1,505,644 shares of Common Stock of the Issuer that KSD now owns as a result of the Transfer and the 820,399 shares of Common Stock of the Issuer to be acquired by CORCYRA and transferred to KSD within 60 days of this Statement. The beneficial ownership percentages reported above are based upon 4,698,944 shares of Common Stock of the Issuer issued and outstanding as of May 30, 2007. KSD does not own any other shares of the Issuer.

      Mr. Yossi Attia holds an option to purchase 100,000 shares of Common Stock of the Issuer exercisable at $3.40 per share, of which 50,000 shares have already vested at the rate of 25,000 shares on September 22 of 2005 and 2006, respectively, with the remaining 50,000 shares vesting at a rate of 25,000 shares on September 22 of 2007 and 2008, respectively.

      (b) As a result of the Transfer, KSD and Yossi Attia now have shared disposition and voting power with respect to 1,505,644 shares of Common Stock of the Issuer which it holds, and CORCYRA shall no longer participate in such shared disposition and voting power. Pursuant to Rule 13d-3(d)(1), KSD, Yossi Attia, and KPN also may be deemed to have shared disposition and voting power with respect to an additional 820,399 shares of Common Stock of the Issuer to be acquired by KSD through CORCYRA in accordance with the Second Amended Purchase Agreement.

      (c) Other than as provided herein, no other transactions in the Common Stock of the Issuer were effected by KSD or Yossi Attia in the past 60 days.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Pursuant to the Transfer, KSD shall effect its voting and disposition power of the 1,505,644 shares of Common Stock of the Issuer which are now registered in the name of KSD. KPN will retain all voting and other rights associated with the Final Shares and will continue to be the beneficial owner of the Final Shares until the Final Closing Purchase Price is paid in full; and provided that all of the conditions set forth in the Purchase Agreement, as amended, are satisfied or waived. KPN has agreed to vote the Final Shares in accordance with instructions from CORCYRA (for the purpose of this Item 6 and with respect to the Final Shares, all references to CORCYRA shall mean KSD's voting and disposition power as effectuated through CORCYRA pursuant to the Transfer), so long as such instructions are received sufficiently in advance of the applicable vote and such voting would not violate applicable law or require an amendment to any filings by KPN, CORCYRA or KSD with the Securities and Exchange Commission. Notwithstanding the foregoing, KPN is not obligated to vote the Final Shares in accordance with CORCYRA's instructions in connection with any matter (i) proposed by or on behalf of CORCYRA or any of its affiliates that CORCYRA did not previously disclose to KPN in this Statement, or (ii) as to which CORCYRA or any of its affiliates would have an interest that is different from the interests of the other stockholders of the Issuer, such as an interest that would be of a nature that would have to be disclosed pursuant to Item 1005(d) of Regulation M-A or Item 404 of Regulation S-K, if either of such provisions were applicable.

      Under the Purchase Agreement, as amended, KPN has agreed to request that the Issuer grant CORCYRA registration rights over the 289,855 shares (the "Initial Shares") purchased at the Initial Closing which was granted on January 31, 2005 and transfer to CORCYRA at the Final Closing its registration rights that it acquired pursuant to the Amended and Restated Share Subscription Agreement dated December 13, 1999, between the Issuer, KPN and certain directors of the Issuer (the "Subscription Agreement"), a copy of which is attached hereto as Exhibit 7; provided, however, that in accordance with the terms of the Subscription Agreement, CORCYRA has undertaken to each of the parties to the Subscription Agreement in a form satisfactory to them, to be bound by all the obligations of KPN under the Subscription Agreement. In connection with the Transfer, and to the extent provided for in the Purchase Agreements, as amended, these registration rights and the Subscription Agreement shall be transferred from CORCYRA to KSD.

      Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among KSD, CORCYRA, or Yossi Attia and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

--------------    --------------------------------------------------------------
Exhibit Number    Description
--------------    --------------------------------------------------------------
--------------    --------------------------------------------------------------

      1 Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o. (incorporated by reference to Exhibit 1 of Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2005)

--------------    --------------------------------------------------------------
--------------    --------------------------------------------------------------

      2 Amendment No. 1 to the Stock Purchase Agreement dated as of April 28, 2006 to the Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o. (incorporated by reference from Exhibit 1 of Amendment No. 15 to Schedule 13D filed by Koninklijke KPN N.V. with the Securities and Exchange Commission on May 1, 2006)

--------------    --------------------------------------------------------------
--------------    --------------------------------------------------------------

      3 Letter dated January 28, 2005 from Moshe Har Adir to KPN Telecom B.V. (incorporated by reference to Exhibit 2 of
                  Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2005)

--------------    --------------------------------------------------------------
--------------    --------------------------------------------------------------

      4 Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A. (incorporated by reference to Exhibit 3 of Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2005)

--------------    --------------------------------------------------------------
--------------    --------------------------------------------------------------

      5 Amendment No. 1 dated as of April 28, 2006 to the Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A. (incorporated by reference from Exhibit 1 of Amendment No. 15 to Schedule 13D filed by Koninklijke KPN N.V. with the Securities and Exchange Commission on May 1, 2006)

--------------    --------------------------------------------------------------
--------------    --------------------------------------------------------------

      6 Cukierman & Co Consulting Ltd. Proposal dated December 2, 2004. (incorporated by reference to Exhibit 4 of Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2005)

--------------    --------------------------------------------------------------
--------------    --------------------------------------------------------------

      7 Amended and Restated Share Subscription Agreement dated December 13, 1999 between Euroweb International Corp., KPN Telecom B.V. and certain directors of Euroweb International Corp. (incorporated by reference from Exhibit 1 of Schedule 13D of KPN Telecom B.V. filed with the Securities and Exchange Commission on February 24, 2000)

--------------    --------------------------------------------------------------

--------------    --------------------------------------------------------------

      8 Stock Purchase Agreement, dated as of August 31, 2006, by and between Moshe Har Adir, CORCYRA, d.o.o., a Croatian company and Shalom Attia, on the one hand; and KSD Pacific, LLC, a Nevada limited liability company, on the other hand (incorporated by reference to Exhibit 1 of Amendment No. 2 to
                  Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 5, 2006).

--------------    --------------------------------------------------------------
--------------    --------------------------------------------------------------

      9 Amendment No. 2 dated as of December 1, 2006 to the Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o. (incorporated by reference from Exhibit 1 of Amendment No. 16 to Schedule 13D filed by Koninklijke KPN N.V. with the Securities and Exchange Commission on December 5, 2006).

--------------    --------------------------------------------------------------
--------------    --------------------------------------------------------------

      10 Amendment No. 2 dated as of December 1, 2006 to the Escrow Agreement dated as of January 28, 2005, by and among KPN Telecom B.V., CORCYRA d.o.o and JPMorgan Chase Bank N.A. (incorporated by reference from Exhibit 2 of Amendment No. 16 to Schedule 13D filed by Koninklijke KPN N.V. with the Securities and Exchange Commission on December 5, 2006).

--------------    --------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 21, 2007
                                        CORCYRA d.o.o.


                                        By: /s/ Yossi Attia
                                           -------------------------------------
                                           Yossi Attia, sole officer


                                        KSD Pacific, LLC


                                        By:  /s/ Yossi Attia
                                           -------------------------------------
                                           Yossi Attia, sole member


                                        Yossi Attia


                                        By: /s/ Yossi Attia
                                           -------------------------------------
                                           Yossi Attia, individually